25 Manchester Street
PO Box 1947
Merrimack, NH 03054-1947
(603) 882-5191
Fax (603) 913-2305
www.pennichuck.com
December 21, 2010
Mr. H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Pennichuck Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended
Filed May 21, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed August 5, 2010
File No. 000-18552
Dear Mr. Owings,
This letter sets forth Pennichuck Corporation’s (“PNNW”) responses to the comments on the above referenced filings provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 30, 2010. References within this letter to “Registrant” and/or “the Company” are to PNNW, unless otherwise specified.
For your convenience, we have set forth each comment and included each response below the relevant comment.

Definitive Proxy Statement on Schedule 14A
Executive Compensation Compensation Discussion and Analysis, page 22
1.	We note your response to comment 4 in our letter dated October 13, 2010. In particular, we note the proposed revised disclosure that suggests that you plan to omit from future filings disclosure of the OPBT and income targets on which the dollar amounts to be credited into the 2010 bonus pool will be based. While we are not currently asking you to disclose these future targets, please confirm your understanding that you are required to disclose retrospective targets and, as such, will be required to disclose these targets in future filings once these targets are retrospective in nature, as applicable.
Response:
The Company confirms that it does not plan to disclose future OPBT and income targets in its proxy statement for the year in progress but also confirms its understanding that it is required to and will disclose bonus targets retrospectively, as applicable.
We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (603) 913-2309.
Very Truly Yours,
/s/ Thomas C. Leonard
Thomas C. Leonard

Chief Financial Officer
Pennichuck Corporation

Cc:	Duane C. Montopoli Michael Krebs, Esq. Timothy Simmons